UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 30 September 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:  Dealings in securities by directors of Sasol and their associates and by directors of a major subsidiary of Sasol during September 2008:

1.  12  September
2.  16  September
3.  23  September
4.  23  September
5.  26  September
6.  29  September
7.  29  September

Sasol Limited - DEALING IN SECURITIES BY DIRECTORS OF SASOL AND
THEIR ASSOCIATES
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
DEALING IN SECURITIES BY DIRECTORS OF SASOL AND THEIR ASSOCIATES
In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by directors of the Company , and their associates:
K C Ramon
On 11 September 2008, Ms K C Ramon, the Chief Financial Officer
of Sasol, purchased 10 000 Sasol ordinary shares of no par value at an average price of R357,63 per share. The total value of the transaction was R3 576 290. Ms Ramon’s interest in the shares is a beneficial interest. This transaction was cleared by the
Chairman of the board of Sasol Limited.
On 11 September 2008, an associate of Ms K C Ramon purchased
4 000 Sasol ordinary shares of no par value at an average price of R357,63 per share. The total value of the transaction was
R1 430 516. This transaction was cleared by the Chairman of the board of Sasol Limited.

L P A Davies

On 12 September 2008, Mr L P A Davies, the Chief Executive of
Sasol implemented share options in respect of 13 600 Sasol
ordinary shares of no par value awarded to him on 29 October 1999 at an offer price of R42,30 per share by purchasing the shares at the offer price. The total value of the transaction was R575 280.
Mr Davies’ interest in the shares is a direct beneficial
interest. This transaction was cleared by the Chairman of the board of Sasol Limited.
12 September 2008
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited - DEALING IN SECURITIES BY AN ASSOCIATE OF A
DIRECTOR OF SASOL
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
DEALING IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF SASOL
In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by an associate of a director of Sasol:

On 12 September 2008, an associate of Ms V N Fakude purchased
1 000 Sasol ordinary shares of no par value at an average price of R369,90 per share. The total value of the transaction was
R369 900. Ms Fakude has an indirect beneficial interest in the shares mentioned above. This transaction was cleared by the
Chairman of the board of Sasol Limited.
On 15 September 2008, an associate of Ms V N Fakude purchased
500 Sasol ordinary shares of no par value at an average price of
R347,85 per share. The total value of the transaction was
R173 925. Ms Fakude has an indirect beneficial interest in the shares mentioned above. This transaction was cleared by the
Chairman of the board of Sasol Limited.
16 September 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limit ed

Sasol Limited - DEALING IN SECURITIES BY AN ASSOCIATE OF A
DIRECTOR OF SASOL
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
DEALING IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF SASOL
In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by an associate of a director of Sasol:

On 19 September 2008, an associate of Ms I N Mkhize purchased
600 Sasol ordinary shares of no par value at a price of R357,00 per share. The total value of the transaction was
R214 200. Ms Mkhize has an indirect beneficial interest in the shares mentioned above. This transaction was cleared by the
Chairman of the board of Sasol Limited.
23 September 2008
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL
In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of the Company:
Director M Sieberhagen
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 23 September 2008
Option offer date 01 October 1999
Option offer price R44,45
Exercise date 15 October 1999
Exercise price R42,10
Number of shares 4 000
Total value R177 800.00
Class of shares Ordinary no par value
Nature of transaction Purchase of shares pursuant to
implementation of options
Nature and extent of Director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

23 September 2008
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited - DEALING IN SECURITIES BY A DIRECTOR OF SASOL
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
DEALING IN SECURITIES BY A DIRECTOR OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of the Company :

On 25 September 2008, Mr L P A Davies, the Chief Executive of
Sasol, implemented share options in respect of 51 400 Sasol
ordinary shares of no par value awarded to him on 30 August 2000 at an offer price of R54,00 per share by purchasing the shares at the offer price. The total value of the transaction was
R2
775
600. Mr Davies’ interest in the shares is a direct
beneficial interest. This transaction was cleared by the Chairman of the board of Sasol Limited.
26 September 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL
In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of the Company:
Director J A van der Westhuizen
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 26 September 2008
Option offer date 09 September 2004
Option offer price R111.20
Exercise date 10 September 2004
Exercise price R117.75
Number of shares 8 000
Total value R889 600.00
Class of shares Ordinary no par value
Nature of transaction Purchase of shares pursuant to
implementation of options
Nature and extent of Director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

29 September 2008
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL
In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of the Company:
Director R van Rooyen
Subsidiary Sasol Synfuels (Pty) Limited
Date transaction effected 29 September 2008
Option offer date 09 September 2004
Option offer price R111.20
Exercise date 23 September 2004
Exercise price R122.61
Number of shares 5 500
Total value R611 600.00
Class of shares Ordinary no par value
Nature of transaction Purchase of shares pursuant to
implementation of options
Nature and extent of Director’s
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

29 September 2008
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2008 By: /s/ N L Joubert
Name:   Nereus Louis Joubert
Title:     Company Secretary